UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TBS International plc

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G8657Q104

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8657Q104

1.	Names of Reporting Persons Gregg L. McNelis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,618,358 (1)

	6.	Shared Voting Power 791,432 (2)

	7.	Sole Dispositive Power 1,618,358 (1)

	8.	Shared Dispositive Power 791,432 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,409,790 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.7% (1)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer TBS International plc
	(b)	Address of Issuer’s Principal Executive Offices Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland

Item 2.
	(a)	Name of Person Filing Gregg L. McNelis
	(b)	Address of Principal Business Office or, if none, Residence 612 East Grassy Sprain Road, Yonkers, NY 10710
	(c)	Citizenship USA
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number G8657Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,409,790 (2)
(b) Percent of class: 12.7% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,618,358 (1)
(ii) Shared power to vote or to direct the vote 791,432 (2)
(iii) Sole power to dispose or to direct the disposition of 1,618,358 (1)
(iv) Shared power to dispose or to direct the disposition of 791,432 (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

(1)  Beneficial ownership reported as of December 31, 2010 and based on 16,571,865 Class A ordinary shares outstanding as of December 31, 2010.  On January 28, 2011, the reporting person acquired sole voting and sole dispositive power over 5,827 Series B Preference Shares of the Company, which may be converted at any time into an aggregate of 145,675 Class A ordinary shares.  As a result of such acquisition, the reporting person's beneficial ownership percentage changed to 12.4% as of January 28, 2011, based on 18,117,021 Class A ordinary shares outstanding on such date.

(2)  Includes the following shares over which the filing person disclaims beneficial ownership:  178,432 Class A ordinary shares beneficially owned, directly or indirectly, by the filing person's spouse, Susanne E. McNelis, and 613,000 Class B ordinary shares convertible into Class A ordinary shares and beneficially owned, directly or indirectly, Susanne E. McNelis.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date
/s/ Tara DeMakes
Signature
Tara DeMakes, as attorney-in-fact for filing person
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).